

SEC SECURITIES A W

12011307

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 41371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **APRIL 1, 2011** AND ENDING **MARCH 31, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

KERN, SUSLOW SECURITIES, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

50 BROAD STREET – SUITE 1600

NEW YORK,	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER G. HAMILTON, CFA   **(212) 943 - 8891**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

   X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CHRISTOPHER G. HAMILTON, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of KERN, SUSLOW SECURITIES, INC., as of MARCH 31, 2012,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

HOLLY BEGLEY
Notary Public - State of New York
No. 01BE6084861
Qualified in New York County
My Commission Expires Feb. 3, 2015

X _____
Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KERN, SUSLOW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 440,405
Due from clearing broker	135,854
Securities owned, at market value (Note 3)	148,668
Property and equipment - net of accumulated depreciation of $60,537 (Note 4)	23,443
Other assets	21,289
Total assets	$ 769,659

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 289,187
Total liabilities	289,187

Commitments and Contingencies (Notes 5 & 6)

Stockholders' equity (Note 7)

Common stock, $1.00 par value, 200 shares issued and outstanding.	200
Capital in excess of par value	482,978
Retained earnings	(2,706)
Total stockholders' equity	480,472
Total liabilities and stockholders' equity	$ 769,659

The accompanying notes are an integral part of these statements.

Note 1 - **Nature of Business**

Kern, Suslow Securities, Inc., (The "Company") is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA)".

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis. Research revenue is recorded when received.

b) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

e)   ***Depreciation and Amortization***
Furniture, equipment and software is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method. Leasehold improvements are amortized over the life of the lease using the straight line method.

Note 3-   **Securities Owned**

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price or average of bid or ask price on the day of valuation.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 3-   **Securities Owned (continued)**

Securities owned are summarized as follows:

	Owned
Equities	$ 7,994
Capital assets fund	140,674
Total	$148,668

All securities owned are considered to be valued using Level 1 inputs.

Note 4-   **Property and Equipment**

Major classifications of property and equipment, as of March 31, 2011 are summarized as follows:

Furniture and equipment	$ 76,980
Software	7,000
	83,980
Less: Accumulated depreciation	(60,537)
	$ 23,443

Note 5-   **Commitments and Contingencies**

Office Space

The Company rents office space on a month to month basis from a company owned by its officers. The Company also rents storage space. Rental expense paid to the affiliated company the year ending March 31, 2012, was $ 89,450.

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers

Note 6 - **Financial Instruments with Off-Balance Sheet Credit Risk (continued)**

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2012, the Company had net capital of $423,251, which was $323,251 in excess of its required net capital of $100,000. The Company's net capital ratio was 68.33%.

A copy of the Firm's statement of Financial Condition as of March 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office, the regional office of the SEC and the office of the Financial Industry Regulatory Authority



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Kern, Suslow Securities, Inc.
50 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Kern, Suslow Securities, Inc. of March 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kern, Suslow Securities, Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
May 11, 2012

KERN, SUSLOW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

KERN, SUSLOW SECURITIES, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2011 through March 31, 2012



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Officers and Directors of
Kern, Suslow Securities, Inc.
50 Broad Street
New York, NY 10004

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by Kern, Suslow Securities, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;

2- Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2012, noting no exceptions;

3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and

5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
May 11, 2012

KERN, SUSLOW SECURITIES, INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period April 1, 2011 through March 31, 2012

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 2,901,666
Additions	185,743
Deductions	(335,821)
SIPC Net Operating Revenues	$ 2,751,588

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 2,751,588
General Assessment @ .0025	6,879

Assessment Remittance:

Less: Payment made with Form SIPC-6 in November, 2011	(3,624)
Assessment Balance Due	$ 3,255

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2011 through March 31, 2012:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,751,588
SIPC Net Operating Revenues as computed above	2,751,588
Difference	$ -